Pembina Pipeline Corporation Reports Results for the First Quarter of 2025, Raises Quarterly Common Share Dividend, and Provides Business Update
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; adjusted cash flow from operating activities per common share; and proportionately consolidated debt-to-adjusted EBITDA. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, AB, May 8, 2025 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the first quarter of 2025.
Highlights
•Quarterly Results - reported first quarter earnings of $502 million, adjusted EBITDA of $1,167 million, and adjusted cash flow from operating activities of $777 million ($1.34 per share).
•Common Share Dividend Increase - the board of directors declared a common share cash dividend for the second quarter of 2025 of $0.71 per share, representing an increase of approximately three percent to be paid, subject to applicable law, on June 30, 2025, to shareholders of record on June 16, 2025.
•Guidance - the Company is currently trending towards the midpoint of its 2025 adjusted EBITDA guidance range of $4.2 billion to $4.5 billion.

Financial and Operational Overview

	3 Months Ended March 31
($ millions, except where noted)	2025	2024	Change
Revenue	2,282	1,540	742
Net revenue(1)	1,343	912	431
Operating expenses	226	189	37
Gross profit	928	730	198
Adjusted EBITDA(1)	1,167	1,044	123
Earnings	502	438	64
Earnings per common share – basic (dollars)	0.80	0.74	0.06
Earnings per common share – diluted (dollars)	0.80	0.73	0.07
Cash flow from operating activities	840	436	404
Cash flow from operating activities per common share – basic (dollars)	1.45	0.79	0.66
Adjusted cash flow from operating activities(1)	777	782	(5)
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.34	1.42	(0.08)
Capital expenditures	174	186	(12)
(1)    Refer to "Non-GAAP and Other Financial Measures".

Financial and Operational Overview by Division

	3 Months Ended March 31
	2025			2024
($ millions, except where noted)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)
Pipelines	2,808	518	677	2,598	455	599
Facilities	896	184	345	805	177	310
Marketing & New Ventures	369	160	210	295	64	188
Corporate	—	(223)	(65)	—	(167)	(53)
Income tax expense	—	(137)	—	—	(91)	—
Total		502	1,167		438	1,044
(1)    Volumes for the Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for Marketing & New Ventures are marketed crude and NGL volumes.
(2)    Refer to "Non-GAAP and Other Financial Measures".
For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2024, and Pembina's Management's Discussion and Analysis dated May 8, 2025 for the three months ended March 31, 2025, filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

a
Executive Overview and Business Update
With quarterly adjusted EBITDA of $1,167 million, Pembina has delivered a very solid start to the year. The Company remains confident in the full year outlook and is currently trending towards the midpoint of its 2025 adjusted EBITDA guidance range of $4.2 billion to $4.5 billion.
The guidance range reflects the following:
•Pembina continues to benefit from growth across the Canadian energy industry and is experiencing rising utilization on its conventional pipeline systems and at Pembina Gas Infrastructure ("PGI") that aligns with the volume growth across the Western Canadian Sedimentary Basin ("WCSB"). However, in 2025, Pembina's revenue volume growth within the conventional pipelines and gas processing assets is expected to be lower than physical volume growth as certain customers expand into their contractual take-or-pay commitments;
•higher contribution from Alliance in the first and fourth quarters due to the ability to transport higher volumes during colder periods;
•planned routine maintenance at Aux Sable and Alliance during the second quarter;
•the impact in the second quarter of planned routine maintenance at certain PGI facilities and the Redwater Complex, as well as restrictions on third-party natural gas egress within the basin;
•higher integrity and geotechnical costs on the conventional pipeline assets in the third and fourth quarters, relative to the first half of the year; and
•stronger first and fourth quarter results in the natural gas liquids ("NGL") marketing business due to typical seasonality. Additionally, while marketing results in the first quarter exceeded Pembina's original budget expectations, this has been offset by the outlook for the remainder of the year, which reflects lower commodity prices due to global economic uncertainty. As a result, Pembina's full year adjusted EBITDA outlook for the Marketing & New Ventures division of $550 million remains unchanged.
Given growth across Pembina's low-risk, fee-based business and confidence in the outlook for 2025 and beyond, we are pleased to announce an increase in the quarterly common share cash dividend of approximately three percent as detailed further below.
U.S. Tariffs
•Pembina currently does not expect any material near-term impact to its business from tariffs on U.S. energy imports, particularly as it relates to the outlook for 2025, given the highly contracted, take-or-pay nature of its business. Further, to date, Pembina has not observed any significant changes to producer activity in the WCSB from U.S. tariffs.
In the marketing business, Pembina's view is that the products being marketed by the Company are compliant with the Canada-United States-Mexico Agreement ("CUSMA"). At this time, CUSMA-compliant energy products and are not subject to the current 10 percent U.S. tariff on energy.
Recent contracting for the 2025/2026 NGL year included provisions that provide tariff cost sharing with the U.S. customer in certain at-risk situations, providing Pembina and its customers with risk mitigation in the event that the tariff situation changes.
Finally, Pembina continues to diversify its end-market exposure and pursue opportunities to access non-U.S. markets for its NGL. The Company's strategy to secure additional West Coast export capacity through its own and third-party facilities is expected to reduce exposure to U.S. markets in favour of premium markets, thereby enhancing the long-term resilience of Pembina's business.
Commercial Updates
•Pembina has entered into commercial agreements with a leading Montney producer covering Pembina’s full value chain, including transportation, fractionation, and marketing services. The agreements include significant new and extended long-term, take-or-pay volume commitments on Pembina’s Peace Pipeline, Pouce Coupé systems, and NEBC Pipeline. The new and extended fractionation agreements are expected to support higher utilization at Pembina’s Redwater Complex, including RFS IV, currently under construction and the proposed RFS III de-ethanizer, if sanctioned.
•Pembina continues efforts to remarket its 1.5 million tonnes per annum of Cedar LNG Project capacity to third parties. As previously disclosed, Pembina received non-binding proposals covering well in excess of its contracted capacity, and has now short-listed the preferred counterparties and entered definitive agreement negotiations.
•Alliance continues to work collaboratively with its stakeholders through the Canada Energy Regulator ("CER") review process and remains focused on delivering the highest standards of service that customers have come to expect. Based on discussions to date, Pembina expects lower future tolls on the Canadian portion of Alliance, reflecting a negotiated solution that continues to benefit both Pembina and the Alliance shippers through an equitable sharing of value and risk. We expect Pembina will continue to earn appropriate risk-adjusted returns, while shippers will continue to benefit from Alliance's firm capacity, high reliability, and cost-effective access to premium U.S. natural gas markets.
Projects
•Pembina continues to advance several in-flight construction projects, including RFS IV, the Wapiti Expansion, the K3 Cogeneration Facility, and the Cedar LNG Project, to capitalize on growing WCSB volumes, diversify end-market exposure, and serve our customers better. Pembina has built a strong competitive advantage by effectively delivering projects safely, on-time, and on-budget. Further, we believe that recent and current expansions of the Peace Pipeline, NEBC Pipeline, and Redwater Complex have been, and continue to be, executed with superior capital efficiency compared to others in the industry.
Further details on projects under construction can be found in Pembina's Management's Discussion and Analysis dated May 8, 2025 for the three months ended March 31, 2025.
•In addition to projects underway, Pembina continues to progress development of other potential projects to serve growing demand from WCSB producers. The more than $4 billion portfolio of potential projects includes conventional pipeline expansion such as the Taylor-to-Gordondale Project (an expansion of the Pouce Coupé system), an expansion of the Peace Pipeline system to add capacity to the market delivery pipelines from Fox Creek, Alberta to Namao, Alberta (the "Fox Creek-to-Namao Peace Pipeline Expansion"), and further expansions to support volume growth in NEBC, including new pipelines and terminal upgrades.
•Within the Facilities Division, Pembina continues to evaluate the various options available to meet its ethane supply commitment under the agreement with Dow Chemicals Canada ("Dow"). Pembina is seeking to fulfill its commitment in the most capital efficient manner possible and is evaluating a portfolio of opportunities, including the addition of a de-ethanizer tower at RFS III within the Redwater Complex. While reiterating their commitment to their Path2Zero project, Dow recently announced a delay in construction of the project to manage capital allocation in light of current market conditions and economic uncertainty. At this time, the announced delay has no impact on Pembina’s ethane supply agreement and the development of potential infrastructure to meet its commitments. To date, Pembina has not spent material capital to support the ethane supply agreement and will continue to progress these projects, but may now have more time available to execute them.
•As previously disclosed, during the quarter Pembina announced two exciting developments that further expand the Company's portfolio of infrastructure opportunities. Pembina has entered into agreements for a 50 percent interest in the Greenlight Electricity Centre Limited Partnership, which is developing a power generation facility to serve data centre customers. Pembina also secured the sole NGL extraction rights from the Yellowhead Mainline natural gas pipeline and is advancing engineering of an up to 500 MMcf/d straddle facility.
Financial & Operational Highlights
Adjusted EBITDA
Change in First Quarter Adjusted EBITDA ($ millions)(1)

(1)    Refer to "Non-GAAP and Other Financial
Pembina reported quarterly adjusted EBITDA of $1,167 million in the first quarter, representing a $123 million or 12 percent increase over the same period in the prior year.
Pipelines reported adjusted EBITDA of $677 million for the first quarter, representing a $78 million or 13 percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher contribution from Alliance due to increased ownership following the Company's acquisition of Enbridge Inc.'s ("Enbridge") interests in the Alliance joint venture, along with Enbridge's interests in the Aux Sable and NRGreen joint ventures, on April 1, 2024 (the "Alliance/Aux Sable Acquisition");
•favourable U.S. foreign exchange rates;

•higher tolls mainly related to contractual inflation adjustments;
•higher contracted volumes on the Nipisi Pipeline and the Peace Pipeline system;
•higher contribution from Alliance due to higher demand on seasonal contracts; and
•lower firm tolls on the Cochin Pipeline, due to recontracting in July 2024.
Facilities reported adjusted EBITDA of $345 million for the first quarter, representing a $35 million or 11 percent increase over the same period in the prior year, reflecting the net impact of the following factors:
•inclusion within Facilities of adjusted EBITDA from Aux Sable following the Alliance/Aux Sable Acquisition; and
•higher contribution from PGI, primarily related to the Whitecap and Veren transactions, largely offset by lower interruptible volumes at Dawson due to third-party restrictions.
Marketing & New Ventures reported adjusted EBITDA of $210 million for the first quarter, representing a $22 million or 12 percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher net revenue from contracts with customers due to increased ownership in Aux Sable following the Alliance/Aux Sable Acquisition;
•higher WCSB NGL margins and volumes;
•lower realized gains on commodity-related derivatives;
•lower Aux Sable NGL margins; and
•no similar gain to that recognized in the first quarter of 2024 from a change in the provision related to Pembina's financial assurances for Cedar LNG Partners LP ("Cedar LNG").
Corporate reported adjusted EBITDA of negative $65 million for the first quarter, representing a $12 million or 23 percent decrease compared to the same period in the prior year, reflecting higher incentive costs driven by the change in Pembina's share price and relative performance to peers in the period compared to the first quarter of 2024.
Earnings
Change in First Quarter Earnings ($ millions)

Pembina reported first quarter earnings of $502 million, representing a $64 million or 15 percent increase over the same period in the prior year.

Pipelines had earnings in the first quarter of $518 million, representing a $63 million or 14 percent increase over the prior period. The increase was primarily due to the same factors impacting adjusted EBITDA, as noted above, as well as higher depreciation and amortization expense largely due to the Alliance/Aux Sable Acquisition.
Facilities had earnings in the first quarter of $184 million representing a $7 million or four percent increase over the prior period. In addition to the factors impacting adjusted EBITDA, as noted above, the change in earnings was due to unrealized losses recognized by PGI on interest rate derivative financial instruments compared to gains in the first quarter of 2024, higher unrealized gains on commodity-based derivative financial instruments recognized by PGI, and higher depreciation and amortization expense largely due to the Alliance/Aux Sable Acquisition.
Marketing & New Ventures had earnings in the first quarter of $160 million representing a $96 million or 150 percent increase over the prior period. In addition to the factors impacting adjusted EBITDA, as noted above, the change in earnings was due to lower unrealized losses on renewable power purchase agreements and crude oil-based derivatives, unrealized gains on NGL-based derivatives, and unrealized losses on interest rate derivative financial instruments recognized by Cedar LNG.
In addition to the changes in earnings for each division discussed above, the change in the first quarter earnings compared to the prior period was due to higher income tax, higher incentive costs, higher net finance costs, and lower interest income.
Quarterly Common Share Dividend
Pembina's board of directors has declared a common share cash dividend for the second quarter of 2025 of $0.71 per share, representing an increase of approximately three percent, to be paid, subject to applicable law, on June 30, 2025, to shareholders of record on June 16, 2025. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.
For shareholders receiving their common share dividends in U.S. funds, the cash dividend is expected to be approximately U.S.$0.5146 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7248. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.
Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.
First Quarter 2025 Conference Call & Webcast
Pembina will host a conference call on Friday, May 9, 2025, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers, and media representatives to discuss results for the first quarter of 2025. The conference call dial-in numbers for Canada and the U.S. are 1-289-819-1520 or 1-800-549-8228. A recording of the conference call will be available for replay until Friday, May 16, 2025, at 11:59 p.m. ET. To access the replay, please dial either 1-289-819-1325 or 1-888-660-6264 and enter the password 95322 #.
A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/Presentations & Events, or by entering:
https://events.q4inc.com/attendee/101903161 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.
Annual Meeting of Shareholders
The Company will hold its Annual Meeting of Shareholders ("AGM") on Friday, May 9, 2025 at 2:00 p.m. MT (4:00 p.m. ET). The AGM will be held as a virtual-only meeting, which will be conducted via live audio webcast at https://meetings.lumiconnect.com/400-721-717-912. Participants are recommended to register for the virtual webcast at least 10 minutes before the presentation start time. For further information on Pembina's virtual AGM, kindly visit https://www.pembina.com/investors/presentations-events.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically-located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's 2025 guidance, including anticipated 2025 adjusted EBITDA and year-end 2025 proportionately consolidated debt-to-adjusted EBITDA ratio, as well as the factors impacting such future results; expected cash flow from operating activities in 2025 and the uses thereof; future pipeline, processing, fractionation and storage facility and system operations and throughput levels; treatment under existing and potential governmental policies and regulations, including expectations regarding their impact on Pembina; Pembina's strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about current and future market conditions, industry activities and development opportunities, as well as the anticipated impacts thereof, including general market conditions outlooks and industry developments; expectations about future demand for Pembina's infrastructure and services, including expectations in respect of customer contracts, future volume growth in the WCSB and the drivers thereof, increased utilization and future tolls and volumes; expectations relating to the development of Pembina's new projects and developments, including the Cedar LNG Project, RFS IV, the proposed RFS III de-ethanizer, the Wapiti Expansion, the K3 Cogeneration Facility, the Taylor to Gordondale Project, the Fox Creek-to-Namao Peace Pipeline Expansion, the Greenlight Electricity Centre and the Yellowhead Mainline Extraction project, including the outcomes, timing and anticipated benefits thereof; statements regarding commercial discussions regarding the assignment of Pembina's contracted capacity for the Cedar LNG Project, including the timing and results thereof; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; expectations relating to the development and anticipated impacts of the Path2Zero Project, including the timing and results thereof; expectations in respect of PGI's infrastructure development commitments, including the amounts and timing thereof; statements regarding optimization and expansion opportunities being evaluated or pursued by Pembina, including future actions taken by Pembina in connection with such opportunities and the outcomes thereof; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; planning, construction, locations, capital expenditure and funding estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance; and expectations regarding existing and future commercial agreements, including the expected timing and benefit thereof.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; assumptions with respect to our intention to complete share repurchases, including the funding thereof, existing and future market conditions, including with respect to Pembina's common share trading price, and compliance with respect to applicable securities laws and regulations and stock exchange policies; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties ; actions by governmental or regulatory authorities, including changes in laws and treatment (including uncertainty with respect to the interpretation of the recently enacted Bill C-59 and related amendments to the Competition Act (Canada)), changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; Pembina's ability to realize the anticipated benefits of recent acquisitions; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North American and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 27, 2025 for the year ended December 31, 2024 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2025 guidance contained herein on May 8, 2025. The purpose of the 2025 guidance is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities, adjusted cash flow from operating activities per common share, and proportionately consolidated debt-to-adjusted EBITDA. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated May 8, 2025 for the quarter ended March 31, 2025 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	894	688	307	231	1,336	800	(255)	(179)	2,282	1,540
Cost of goods sold	13	11	—	—	1,097	751	(171)	(134)	939	628
Net revenue	881	677	307	231	239	49	(84)	(45)	1,343	912

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in gross profit and general and administrative expense), and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital expenditures, which includes operational finance income and gains from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing Pembina, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss)	518	455	184	177	160	64	(223)	(167)	502	438
Income tax expense	—	—	—	—	—	—	—	—	137	91
Adjustments to share of profit from equity accounted investees	1	44	112	100	34	7	—	—	147	151
Net finance costs	6	6	3	2	2	2	139	98	150	108
Depreciation and amortization	152	95	45	33	20	15	16	13	233	156
Unrealized (gain) loss from derivative instruments	—	—	—	—	(9)	102	—	—	(9)	102
(Gain) loss on disposal of assets, other non-cash provisions, and other	—	(1)	1	(2)	3	(2)	3	3	7	(2)
Adjusted EBITDA	677	599	345	310	210	188	(65)	(53)	1,167	1,044
Adjusted EBITDA per common share – basic (dollars)									2.01	1.90
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024
Share of profit (loss) from equity accounted investees	1	43	65	75	(36)	33	30	151
Adjustments to share of profit from equity accounted investees:
Net finance costs	—	6	44	27	34	—	78	33
Income tax expense	—	—	21	23	—	—	21	23
Depreciation and amortization	1	38	61	49	—	7	62	94
Unrealized gain on commodity-related derivative financial instruments	—	—	(13)	—	—	—	(13)	—
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	(1)	1	—	—	(1)	1
Total adjustments to share of profit from equity accounted investees	1	44	112	100	34	7	147	151
Adjusted EBITDA from equity accounted investees	2	87	177	175	(2)	40	177	302
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to exclude current tax expense and accrued share-based payment expense, and to include the impact of cash paid for taxes and share-based compensation, as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended March 31
($ millions, except per share amounts)	2025	2024
Cash flow from operating activities	840	436
Cash flow from operating activities per common share – basic (dollars)	1.45	0.79
Add (deduct):
Change in non-cash operating working capital	(16)	188
Current tax expense	(133)	(76)
Taxes paid, net of foreign exchange	62	199
Accrued share-based payment expense	(27)	(20)
Share-based compensation payment	86	86
Preferred share dividends paid	(35)	(31)
Adjusted cash flow from operating activities	777	782
Adjusted cash flow from operating activities per common share – basic (dollars)	1.34	1.42
Proportionately Consolidated Debt-to-Adjusted EBITDA
Proportionately Consolidated Debt-to-Adjusted EBITDA is a non-GAAP ratio that management believes is useful to investors and other users of Pembina’s financial information in the evaluation of the Company’s debt levels and creditworthiness.

	12 Months Ended
($ millions, except as noted)	March 31, 2025	December 31, 2024
Loans and borrowings (current)	975	1,525
Loans and borrowings (non-current)	10,921	10,535
Loans and borrowings of equity accounted investees	3,442	3,333
Proportionately consolidated debt	15,338	15,393
Adjusted EBITDA	4,531	4,408
Proportionately consolidated debt-to-adjusted EBITDA (times)	3.4	3.5

($ millions)	12 Months Ended March 31, 2025	3 Months Ended March 31, 2025	12 Months Ended December 31, 2024	3 Months Ended March 31, 2024
Earnings before income tax	1,830	639	1,720	529
Adjustments to share of profit from equity accounted investees and other	512	147	516	151
Net finance costs	603	150	561	108
Depreciation and amortization	939	233	862	156
Unrealized loss on derivative instruments	59	(9)	170	102
Non-controlling interest(1)	(12)	—	(12)	—
Loss on Alliance/Aux Sable Acquisition	616	—	616	—
Derecognition of insurance contract provision	(34)	—	(34)	—
Transaction costs incurred in respect of acquisitions, transformation and restructuring costs, contract dispute settlement	30	2	28	—
Gain on disposal of assets, other non-cash provisions, and other	(14)	5	(21)	(2)
Impairment reversal	2	—	2	—
Adjusted EBITDA	4,531	1,167	4,408	1,044
	=A+B-C	A	B	C
(1)    Presented net of adjusting items.
____________________

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com